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                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                            SCHEDULE 13D


             UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (Amendment No. 1)*


                       PILLOWTEX CORPORATION
                         (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE
                    (Title of Class of Securities)

                             721501104
                           (CUSIP Number)

                         Robert G. Morrish
            U.S. Bancorp Libra, a division of U.S. Bancorp
                          Investments, Inc.
                  11766 Wilshire Boulevard, Suite 870,
                        Los Angeles, CA  90025
                           (310) 312-5600
      (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                          FEBRUARY 20, 2001
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rules 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 5

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                                                            PAGE 2 OF 5 PAGES

                                  SCHEDULE 13D


CUSIP No. 72150114

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Ravich Revocable Trust of 1989
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                              (b) / /
------------------------------------------------------------------------------
3     SEC USE ONLY
------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
             PF
------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                    / /
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             California revocable trust
------------------------------------------------------------------------------
    NUMBER OF              7   SOLE VOTING POWER
     SHARES                      - 0 -
  BENEFICIALLY            ----------------------------------------------------
    OWNED BY               8   SHARED VOTING POWER
      EACH                       - 0 -
    REPORTING             -----------------------------------------------------
   PERSON WITH             9   SOLE DISPOSITIVE POWER
                                 - 0 -
                          -----------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                                  - 0 -
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          - 0 -
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       OO
-------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               PAGE 3 OF 5

                                  SCHEDULE 13D

CUSIP No. 721501104

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Jess M. Ravich
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                              (b) / /
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             PF
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                     / /
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             US
-------------------------------------------------------------------------------
    NUMBER OF              7   SOLE VOTING POWER
     SHARES                      - 0 -
  BENEFICIALLY            -----------------------------------------------------
    OWNED BY               8   SHARED VOTING POWER
      EACH                       - 0 -
    REPORTING             -----------------------------------------------------
   PERSON WITH             9   SOLE DISPOSITIVE POWER
                                 - 0 -
                          -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                  - 0 -
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          - 0 -
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       IN
-------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                PAGE 4 OF 5

                     STATEMENT PURSUTANT TO RULE 13D-1 OF THE

                     GENERAL RULES AND REGULATIONS UNDER THE

                    SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


The Reporting Persons hereby amend their Schedule 13D, filed January 5, 2001, by adding the following information to Item 5, "Interest in Securities of the Issuer":

        On February 20, 2001, the Ravich Revocable Trust sold all of its 81,441 Preferred Shares to Jeffrey Hollander in a privately negotiated transaction, for an aggregate consideration of $10,000 (or $.1228 per Preferred Share). As a result, the Reporting Persons beneficially owned no Preferred Shares or Common Stock of the Issuer as of February 20, 2001.


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                                                     PAGE 5 OF 5

                                Signatures

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 21, 2001               RAVICH REVOCABLE TRUST OF 1989


                              By:  \s\ JESS M. RAVICH
                                 Jess M. Ravich, Trustee


                              \s\ JESS M. RAVICH
                              Jess M. Ravich